Exhibit I
NEWS RELEASE
TEEKAY TANKERS LTD. ANNOUNCES
PRICING OF PUBLIC OFFERING OF CLASS A COMMON STOCK
Hamilton, Bermuda, February 4, 2011 — Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) announced today that it has priced its follow-on public offering of 8,600,000 shares of Class A common stock at $11.33 per share. The offering is expected to close on February 9, 2011, subject to customary closing conditions. Teekay Tankers has granted the underwriters a 30-day option to purchase up to an additional 1,290,000 shares to cover any over-allotments. The Company expects to use the net offering proceeds to repay a portion of its outstanding debt under its revolving credit facility.
Teekay Tankers Ltd. was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business. Teekay Tankers currently owns a fleet of nine double-hull Aframax tankers and six double-hull Suezmax tankers, which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate, time-charter and spot-tanker-market trading. Teekay Tankers intends to continue to distribute on a quarterly basis all of its cash available for distribution, subject to any reserves established by its board of directors.
Teekay Tankers’ Class A common stock is listed on the New York Stock Exchange under the symbol “TNK.”
The joint book running managers for the offering are Morgan Stanley, Deutsche Bank Securities and J.P. Morgan. The senior co-manager for the offering is Credit Suisse and the junior co-managers are BNP PARIBAS and Scotia Capital.
When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014-4606, email: prospectus@morganstanley.com; from Deutsche Bank Securities, Attn: Prospectus Department, 100 Plaza One, Floor 2, Jersey City, NJ 07311-3901, toll-free at 800-503-4611, or via email at prospectusrequest@list.db.com; or from J.P. Morgan, Broadridge Financial Solutions, 1155 Long Island Ave., Edgewood, NY 11271, or by calling J.P. Morgan toll-free at 866-803-9204.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus supplement and accompanying base prospectus.
The statements in this news release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in Teekay Tankers’ public filings with the SEC. Teekay Tankers undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
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